                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (AMENDMENT NO.__)*

                               XENOGEN CORPORATION
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98410R108
             ------------------------------------------------------
                                 (CUSIP Number)

                            Stephen E. Creager, Esq.
                       Vice President and General Counsel
                           Caliper Life Sciences, Inc.
                                  68 Elm Street
                               Hopkinton, MA 01748
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 10, 2006
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Caliper Life Sciences, Inc.; 33-0675808
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]

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3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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                7     SOLE VOTING POWER
                      0

  NUMBER OF     ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,507,905(1)
   OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
    PERSON            0
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,507,905 (1)

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 37.8% (2)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Caliper Life Sciences, Inc. ("Caliper") has entered into Voting Agreements dated as of February 10, 2006 with certain stockholders of Xenogen Corporation ("Xenogen"), which provide that the signatory stockholders will vote (or caused to be voted) in person or by proxy all shares of Xenogen common stock held by such signatory in favor of the adoption of the merger agreement with Caliper and against any proposal or offer (other than the merger agreement and the proposed merger), whether in writing or otherwise, from anyone other than Caliper or its affiliates, to acquire beneficial ownership of (i) assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, consolidated net income or consolidated assets of Xenogen, or (ii) twenty percent (20%) or more of any class of equity securities of Xenogen, in each case pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions (either, a "Competing Proposal"), and against any other proposal properly put to a vote of the stockholders of Xenogen that would be reasonably likely to result in or cause a breach of Xenogen's representations and warranties set forth in the merger agreement. Number reported includes 1,542,711 shares that are subject to options, and 734,788 shares that are subject to warrants, to purchase Xenogen common stock exercisable within 60 days of February 10, 2006.

(2) Based on 20,259,819 shares of Xenogen common stock outstanding as of the close of business on February 9, 2006.

ITEM 1 - SECURITY AND ISSUER

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.001 par value per share (the "Shares" or the "Xenogen Common Stock"), of Xenogen Corporation, a Delaware corporation ("Xenogen"). The principal executive office of Xenogen is located at 860 Atlantic Avenue, Alameda, CA 94501.

ITEM 2 - IDENTITY AND BACKGROUND

         (a) - (c) This Schedule 13D is filed by Caliper Life Sciences, Inc., a Delaware corporation ("Caliper"). The address of the principal business and principal office of Caliper is 68 Elm Street, Hopkinton, MA 01748. Caliper's principal business is focused on drug discovery and development, and Caliper is a leading provider of drug discovery solutions for the pharmaceutical and biotechnology industries.

         As a result of entering into the Voting Agreements described in Items 3 and 4 below, Caliper may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. Caliper expressly declares that the filing of this
Schedule 13D shall not be construed as an admission by it that it has formed any such group.

         To the best of Caliper's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Caliper, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in
Schedule I is incorporated herein by reference.

         (d) - (e) During the last five years, neither Caliper nor, to the best knowledge of Caliper, any of the executive officers or directors of Caliper, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

ITEM 4 - PURPOSE OF TRANSACTION

         Caliper and Xenogen entered into an Agreement and Plan of Merger dated as of February 10, 2006 (the "Merger Agreement"). Pursuant to the Merger Agreement, Xenogen will be merged with and into a wholly-owned subsidiary of Caliper (the "Merger"), with the wholly-owned subsidiary of Caliper surviving the Merger. In connection with the Merger, in exchange for Xenogen's outstanding common shares and warrants to purchase common shares, Caliper will issue approximately 13.2 million common shares and approximately 5.125 million warrants to purchase Caliper common shares. These warrants will have a term of five years from the closing and an exercise price of $6.79 per share. The final exchange ratios for the issuance of Caliper common shares and warrants will be based on the capitalization of Xenogen at the closing of the proposed transaction. Based on Xenogen's current capitalization and certain assumptions regarding the exercise of Xenogen stock options in the period prior to the closing, each holder of a Xenogen common share would receive approximately 0.575 of a share of Caliper Common Stock and 0.223 of a warrant to acquire one Caliper common share. Upon the timely exercise of their warrants, Xenogen warrant holders will be entitled to receive the same number of Caliper common shares and warrants as Xenogen's stockholders. The transaction is subject to the approval of both Caliper and Xenogen stockholders, as well as standard regulatory approvals.

         Consummation of the Merger would result in the Xenogen Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq National Market, Inc.'s National Market System. In addition, the registration of the Xenogen Common Stock under Section 12 of the Exchange Act will be terminated.

         In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Caliper entered into the Voting Agreements (the "Voting Agreements") dated February 10, 2006, with certain stockholders of Xenogen named therein (collectively, the "Stockholders") whereby the stockholders will vote (or caused to be voted) in person or by proxy all shares of Xenogen Common Stock held by such signatory in favor of the adoption of the Merger Agreement and against any Competing Proposal, and against any other proposal properly put to a vote of the stockholders of Xenogen that would be reasonably likely to result in or cause a breach of Xenogen's representations and warranties set forth in the Merger Agreement. In addition, the Stockholders have executed a proxy in favor of Caliper with respect to the voting of the Xenogen Common Stock. The Voting Agreements terminate upon the earliest of (a) any withdrawal or modification of the recommendation of the Xenogen board in favor of the adoption of the Merger Agreement in a manner adverse to Caliper (including any modification of such recommendation reflecting that the Xenogen board of directors no longer recommends or supports the adoption of the Merger Agreement by the stockholders of Xenogen) at any time prior to the effective time of the Merger (provided that this clause (a) is only contained within the Voting Agreements of two of the Stockholders who are signatories to the Voting Agreements), (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms, (d) August 31, 2006, and (e) written notice of termination of the Merger Agreement by Caliper to Stockholder. The name of each Stockholder and the number of outstanding shares of Xenogen Common Stock held by each Stockholder and subject to the Voting Agreements are set forth in the Form of Voting Agreement attached as Exhibit 2 hereto and are incorporated herein by reference.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

         Caliper does not have any right to dispose (or direct the disposition of) any Xenogen Common Stock pursuant to the Voting Agreements. Accordingly, Caliper expressly disclaims beneficial ownership of all such shares.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) The number of Shares covered by the Voting Agreements is 8,507,905,(i) which constitutes approximately 37.8% of the issued and outstanding shares of Xenogen Common Stock, based on the number of Shares issued and outstanding on February 9, 2006, as represented by Xenogen in the Merger Agreement. By virtue of the Voting Agreements, Caliper may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreements. However, Caliper (1) is not entitled to any rights as a shareholder of Xenogen as to the Shares covered by the Voting Agreements and (2) disclaims any beneficial ownership of the Xenogen Common Stock which are covered by the Voting Agreements. See the information in Items 2 and 3 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference. E. Kevin Hrusovsky, Caliper's President and Chief Executive Officer, is also a member of the Board of Directors of Xenogen and owns and has the sole power to vote and dispose of 8,493 shares of Xenogen Common Stock.

         (c) Other than as set forth in this Item 5(a)-(b), to the best of Caliper's knowledge as of the date hereof (1) neither Caliper nor any subsidiary or affiliate of Caliper nor any of Caliper's executive officers or directors, beneficially owns any shares of Xenogen Common Stock, and (2) there have been no transactions in the shares of Xenogen Common Stock effected during the past 60 days by Caliper, nor to the best of Caliper's knowledge, by any subsidiary or affiliate of Caliper or any of Caliper's executive officers or directors.

         (d)  Not applicable.

         (e)  Not applicable.


--------------------
(i) Including 1,542,711 shares that are subject to options, and 734,788 shares that are subject to warrants, to purchase Xenogen Common Stock exercisable within 60 days of February 10, 2006.

         Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Form of Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Caliper's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Xenogen.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit           Description
-------           -----------

1 Agreement and Plan of Merger dated as of February 10, 2006 by and among Caliper Life Sciences, Inc., Caliper Holdings, Inc. and Xenogen Corporation (without exhibits). Incorporated by reference herein from Exhibit 2.1 to the Current Report on Form 8-K filed by Xenogen Corporation on February 16, 2006 (File No. 000-32239).

2 Form of Voting Agreement by and between Caliper Life Sciences, Inc. and the stockholders of Xenogen Corporation named therein. Incorporated by reference herein from Exhibit 2.3 to the Current Report on Form 8-K filed by Xenogen Corporation on February 16, 2006 (File No. 000-32239).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 21, 2006                 /s/ Thomas T. Higgins
                                        -------------------------------------
                                        Thomas T. Higgins
                                        Executive Vice President and Chief
                                          Financial Officer

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF CALIPER LIFE SCIENCES, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Caliper Life Sciences, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 68 Elm Street, Hopkinton, MA 01748.

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                               BOARD OF DIRECTORS


Name and Title                  Present Principal Occupation
--------------                  ----------------------------

Van Billet, Director            Van Billet has been a director of Caliper since
                                March 2004. Mr. Billet has served as Vice
                                President and Chief Financial Officer of The
                                Berwind Company LLC, a privately held
                                diversified holding company, since May 2002.

Robert C. Bishop, Ph.D.,        Robert C. Bishop, Ph.D. has been a director of
Director                        Caliper since April 2002. Dr. Bishop has served
                                as President and Chief Executive Officer of
                                AutoImmune Inc., a biopharmaceutical company, since May 1992 and has been the Chairman of AutoImmune's Board of Directors since May 1999.

Allan L. Comstock,              Allan L. Comstock has been a director of Caliper
Director                        since September 2005. Mr. Comstock joined
                                Atlantic Richfield and Company (ARCO) in 1970 and was Vice President and Controller of ARCO from 1993 until his retirement in 2000.

E. Kevin Hrusovsky,             E. Kevin Hrusovsky was appointed President and
President, Chief Executive      CEO of Caliper immediately following the
Officer and Director            acquisition of Zymark Corporation, a liquid
                                handling instruments company, by Caliper in July
                                2003. Prior to the acquisition, Mr. Hrusovsky had served as President and CEO of Zymark since
                                1996.

Daniel L. Kisner, M.D.,         Daniel L. Kisner, M.D has been a director of
Chairman of the Board           Caliper since March 1999 and has served as
                                Chairman of the Board since July 2002. He is currently a partner at Aberdare Ventures, a venture capital firm investing in early stage healthcare companies.

David V. Milligan, Ph.D.,       David V. Milligan, Ph.D. has been a director of
Vice Chairman of the            Caliper since October 1996 and was the Chairman
Board                           of the Board until July 2002. He is currently
                                Vice-Chairman. He has been a Vice President and Special Limited Partner of Bay City Capital, a merchant bank, since 1997.

Kathryn Tunstall, Director      Kathryn Tunstall has been a director of Caliper
                                since February 2004. Ms. Tunstall is Chairman of the Board of Directors of Conceptus, Inc., a public medical technology company. She served as President and CEO of Conceptus from July 1993 through December 1999.

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Name and Title                  Present Principal Occupation
--------------                  ----------------------------

Bruce J. Bal, Vice              Bruce J. Bal currently serves as Vice President,
President, Operations and       Operations and Service, and was appointed to the
Service                         position of Vice President, Operations and
                                Aftermarket Businesses following the combination of Caliper with Zymark. Mr. Bal joined Zymark in
                                1997 as Vice President of R&D and Operations.

Stephen E. Creager, Vice        Stephen E. Creager joined Caliper in October
President and General           2002 as Associate General Counsel and was
Counsel                         appointed Vice President and General Counsel in
                                June 2003.

Thomas T. Higgins,              Thomas T. Higgins joined Caliper in January 2005
Executive Vice President        as Executive Vice President and Chief Financial
and Chief Financial Officer     Officer. Prior to joining Caliper, Mr. Higgins
                                served as Executive Vice President, Operations and Chief Financial Officer at V.I.
                                Technologies, Inc. (now Panacos Pharmaceuticals,
                                Inc.), a biotechnology company developing novel anti-infective technologies.

David M. Manyak,                David M. Manyak was appointed Executive Vice
Executive Vice President,       President, Screening Services, of Caliper in
Screening Services              connection with Caliper's acquisition of
                                NovaScreen Biosciences in October 2005. Prior to the acquisition, Mr. Manyak had served as President and Chief Executive Officer of
                                NovaScreen, which he joined as President in 1992.

Peter F. McAree, Vice           Peter F. McAree was appointed to the position of
President, Finance              Vice President, Finance following the
                                combination of Caliper with Zymark. Mr. McAree joined Zymark as Chief Financial Officer in May
                                2001 after serving in the same capacity as an independent consultant since November 2000.